Filed by New Focus, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: New Focus, Inc.

Commission File No.: 000-29811

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3Q03 Conference Call

Good afternoon.

This is Nic Pignati and I am the Chairman, President and CEO of New Focus. I would like to welcome you to the New Focus Third Quarter 2003 Financial Conference Call. Today at approximately 4:15 pm East Coast Time we issued a press release on our third quarter 2003 financial results.

With me on the conference call today are:

Bill Potts	our CFO
Tim Day	our CTO and Co-founder

Before we begin, I want to remind you that our discussions today will contain forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and actual results may vary materially from any future performance suggested. For a description of the risks and uncertainties that may affect the company’s future performance, we refer you to today’s press release and the company’s various SEC filings.

First, a Brief Recap of our Third Quarter Results:

Net revenues for the third quarter of 2003 were $7.7 million, up from $6.3 million in the second quarter of 2003. The company’s guidance for third quarter net revenues was $7.5-$8.0 million. Third quarter net revenues included $1.4 million in royalty income, which represented the first of three guaranteed minimum royalty payments related to the sale of the company’s passive optical component product line to Finisar Corporation in the second quarter of 2002. Two additional royalty payments of $2.0 million each are due from Finisar in the third quarters of 2004 and 2005, respectively.

The non-GAAP net loss in the third quarter of 2003 was $2.3 million, or $0.04 per share based on 63.6 million basic shares outstanding. This result was better than the company’s guidance, which estimated a non-GAAP net loss of $2.5-$3.5 million, or $0.04-0.06 per share, for the third quarter. This actual third quarter non-GAAP net loss was also better than the non-GAAP net loss in the second quarter of 2003 of $4.4 million, or $0.07 per share based on 63.3 million basic shares outstanding.

As I just noted, our net revenues for third quarter were within company guidance, while our non-GAAP net loss for the quarter was slightly better than company guidance. Our non-GAAP operating cash outflow for the third quarter was also better than the company’s guidance. I will have more comments on our cash flow in a moment.

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3Q03 Conference Call

Now Some General Comments about our Performance in the Third Quarter:

We were pleased with our financial performance in the third quarter.

Our product gross margin percentage rose sequentially to 21.4% in the third quarter from 17.1% in the second quarter. This improvement was primarily due to favorable mix shifts among the company’s three product lines. The calculation of the product gross margin percentage excludes the favorable effect of $1.4 million of royalty income received in the third quarter from both net revenues and gross margin. Of note, the supply chain disruption that adversely affected our gross margin percentages in the second and third quarters has now been eliminated.

Our expense structure, defined as non-GAAP operating expenses plus manufacturing spending, declined $0.5 million on a sequential basis even though we incurred several non-recurring charges in the third quarter. The reduction in force that we implemented in mid quarter accounted for this spending reduction.

The company’s expense structure declined to $8.2 million in the third quarter of 2003 from $8.7 million in the second quarter of 2003. Manufacturing spending declined to $2.2 million from $2.3 million between the second and third quarters of 2003. Non-GAAP operating expenses decreased to $6.0 million in the third quarter from $6.4 million in the second quarter of 2003.

The improvement in our product gross margin percentage and the reduction in non-GAAP operating expenses contributed to our reduced non-GAAP net loss in the third quarter.

From a cash flow standpoint, our non-GAAP operating cash outflow for the third quarter was $2.7 million, down from $4.2 million in the second quarter of this year. This result was better than our guidance, which estimated a non-GAAP operating cash outflow of $3.0-$4.0 million for the third quarter. The overall decrease in our cash and short-term investments for the third quarter was $2.2 million as proceeds from stock option exercises and employee stock purchases more than offset outflows related to restructuring activities during the quarter. At the end of the third quarter our cash and short-term investments totaled approximately $250 million.

Turning to our Business Outlook for the Fourth Quarter of 2003:

We are beginning to see an improved order flow for our product lines and also beginning to sense a difference in the general business climate. Based on these trends, we estimate that our fourth quarter net revenues, which will be composed of product revenues only, will be in the range of $6.5-$7.0 million. In contrast, product revenues for the third quarter of 2003 were $6.3 million.

We expect that our gross margin percentage related to product revenues in the fourth quarter will exceed the 21.4% product gross margin percentage of the third quarter and will move into the mid-twenty percentage range. Supporting this projected margin increase, we will have on line during the fourth quarter three new low-cost suppliers in southeast Asia that will eliminate the unfavorable material cost effects that we experienced during the second and third quarters

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3Q03 Conference Call

of 2003. The overall gross margin percentage for the fourth quarter, however, will be lower than the overall 35.5% gross margin percentage reported for the third quarter, which included a positive margin effect from the $1.4 million of royalty income received in the third quarter.

During the fourth quarter we expect to receive an estimated $5.0 million from the expiration of the escrow associated with the May 2002 sale of the company’s network tunable laser technology to Intel. Assuming receipt of these escrow funds and based on estimates of operating and restructuring cash outflows, we expect that our cash and short-term investment balance at the end of the fourth quarter will be approximately $250 million, unchanged from the balance at the end of the third quarter.

In the fourth quarter we will also likely disburse funds for various professional services incurred in regard to the proposed merger between New Focus and Bookham Technology. The cash outflows related to the proposed merger have not been included in the estimated year-end cash and short-term investment balance. Achievement of the estimated year-end cash and short-term investment balance remains highly dependent on the realization of planned expenses, the attainment of planned revenue, the actual timing of cash inflows and outflows, and the receipt of the escrow funds.

Lastly, before I turn the call over to Bill for some additional comments on our financials, I would like to give you a brief update on the Bookham—New Focus merger:

As you are aware, Bookham Technology and New Focus announced five weeks ago on September 21st the proposed acquisition of New Focus by Bookham. The proposed transaction involves two steps. The first step, which will occur just prior to the closing of the merger, is a cash distribution by New Focus of a “fixed” $2.19 per share for each New Focus share outstanding. At the closing of the merger and after the cash distribution, Bookham will then exchange 1.2015 Bookham shares for each New Focus share outstanding. I would like to emphasize that this transaction is strongly endorsed by the management team and the board of directors of New Focus.

We are now in the process of obtaining regulatory approval of the transaction by the appropriate authorities in the U.S. and the U.K. Last week the Joint Registration Statement/Proxy for the transaction was put on file with the SEC here in the U.S. This is on a Form F-4 filing by Bookham as a foreign registrant. Also last week Bookham and New Focus made the HSR (that is Hart Scott Rodino) filing that forms the basis for the antitrust review here in the U.S. Bookham is currently in the process of making a filing, known as Listing Particulars, with the U.K. regulatory authorities to register the Bookham ordinary shares, which will be issued in the Bookham—New Focus transaction.

We now await comments by the regulatory agencies and, until we gain an understanding of the extent of the regulatory reviews, we cannot estimate the timing for the establishment of a record date, the mailing of proxy materials to stockholders, or the date of the special stockholder meeting to approve the transaction. I can say with confidence that the management teams at New Focus and Bookham, in close cooperation with our respective legal and financial

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3Q03 Conference Call

advisors, are working hard to put this transaction in front of our stockholders for a vote as soon as possible. At the earliest, the special stockholder meetings for both companies will occur in December, but it is more likely that these meetings will occur in January 2004.

➢	I will now turn the call over to Bill

As Nic mentioned earlier in the call, the non-GAAP net loss in the third quarter of 2003 was $2.3 million, down from $4.4 million in the second quarter of 2003. On a per share basis, the non-GAAP net loss declined to $0.04 in the third quarter from $0.07 in the second quarter.

On a GAAP basis, the net loss for the third quarter of 2003 was $4.4 million (or $0.07 per share), down from the GAAP net loss of $7.2 million (or $0.11 per share) in the second quarter of 2003. The third quarter 2003 net loss included $1.8 million for restructuring and impairment charges and a net of $0.1 million for amortization of acquired intangibles and deferred stock compensation. In comparison, the second quarter 2003 net loss included $2.1 million for restructuring and impairment charges and a net of $0.7 million for amortization of acquired intangibles and deferred stock compensation.

The third quarter restructuring and impairment charges of $1.8 million included the following:

➢	a restructuring charge of $1.1 million for severance-related payments related to the company’s reduction in force that was implemented in August 2003;

➢	a restructuring charge of $0.1 million related to facility closure costs;

➢	an impairment charge of $0.6 million against certain fixed assets.

The company’s cash and short-term investments stood at $249.7 million at the end of the third quarter of 2003, down $2.2 million from $251.9 million at the end of the second quarter. This decline was composed primarily of a non-GAAP operating cash outflow of $2.7 million, a cash outflow of $2.3 million related to restructuring activities, and a cash inflow of $2.9 million primarily related to stock option exercises and stock purchases under the company’s employee stock purchase plan. The $2.3 million restructuring outflow included $1.6 million for lease payments on vacant facilities and $0.7 million of severance-related payments.

Some other financial details for the third quarter are as follows:

➢	Expense Structure

As Nic mentioned earlier in the call, the company’s expense structure declined to $8.2 million in the third quarter of 2003 from $8.7 million in the second quarter of 2003. Manufacturing spending declined to $2.2 million from $2.3 million between the secondand third quarters of 2003. Non-GAAP operating expenses decreased to $6.0 million in the third quarter from $6.4 million in the second quarter of 2003.

Operating expenses for the third quarter of 2003 included $0.6 million for various charges of a non-recurring nature, including accruals for various tax audits and professional services related to potential business combination transactions other than

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3Q03 Conference Call

the announced transaction between New Focus and Bookham Technology. The second quarter of 2003 included $0.2 million of comparable charges. These second and third quarter charges were reflected in general and administrative expense.

To illustrate our progress in reducing our rate of spending, in the third quarter of 2002 our expense structure totaled $16.5 million, more than double our 3Q03 rate of spending (even including the $0.6 million non-recurring charges in the third quarter of 2003). In contrast, product revenues for the third quarter of 2002 at $6.7 million were not appreciably different from the product revenues of $6.3 million in the third quarter of 2003.

➢	DSO in accounts receivable

DSO in the third quarter remained low at 36 days, up from 34 days in second quarter.

➢	Customer/Geographical Mix

No customer accounted for more than 10% of revenues. Our top 5 customers accounted for 20.6% of revenues, down from 22.5% in the second quarter. Our top 10 customers accounted for 30.4% of revenues, down from 32.4% in the second quarter.

Domestic sales were 77.3% of third quarter revenues, down from 81.6% in the second quarter. International sales (Europe and Asia) were 22.7% of third quarter revenues, up from 18.4% in the second quarter.

➢	Product Mix

Our revenues by product group were as follows:

	3Q03	2Q03
Photonics Tools	3.7	3.2
Tunable Lasers	1.0	1.2
RF Amplifiers	1.6	1.9
Product Total	6.3	6.3
Finisar Royalty	1.4
Total	7.7	6.3

➢	Inventories

Our inventory levels remained flat between the second and third quarters of 2003. The breakdown was as follows:

	3Q03	2Q03
Raw Material	1.6	1.7
WIP	0.6	0.4
Finished Gds	1.1	1.2
Total	3.3	3.3

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3Q03 Conference Call

➢	Tangible Net Worth and Cash Value per Share

	3Q03	2Q03
Tangible NW	256.3	258.0
Cash	249.7	251.9
Total Shares Out	64.6	63.7
Tangible NW	$3.97	$4.05
Cash	$3.87	$3.95

➢	Headcount

	3Q03	2Q03
Manufacturing	106	128
R&D	42	57
S&M	28	30
G&A	21	29
Subtotal	91	116
Total Headcount	197	244

➢	We would now like to open the call to your questions.

Additional Information And Where To Find It

On October 22, 2003, Bookham Technology, Inc. filed a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the merger transaction involving Bookham Technology and New Focus and this Registration Statement on Form F-4 contains a joint proxy statement/prospectus that Bookham Technology and New Focus, Inc. filed in connection with the merger transaction. Investors and security holders are urged to read this filing because it contains important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by New Focus, Inc. by contacting New Focus Investor Relations at (408) 919 5384.

Bookham Technology and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding the directors and executive officers of Bookham Technology is also included in Bookham Technology’s Annual Report on Form 20 F, which was initially filed with the Securities and Exchange Commission on March 19, 2003, as amended by the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on September 10, 2003 and October 22, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000.

New Focus and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding these directors and executive officers is also included in New Focus’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 11, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from New Focus by contacting New Focus Investor Relations at (408) 919 5384.